(d)(4)(i)

November 18, 2014

Voya Variable Products Trust

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258-2034

Re:	Expense Limitation Recoupments

Ladies and Gentlemen:

Voya Investments, LLC (“VIL”) and Voya Variable Products Trust (“VVPT”) have entered into the Expense Limitation Agreement dated November 18, 2014, (the “ELA”). The ELA provides that VIL will limit the expense ratios of Voya Small Cap Opportunities Portfolio, (formerly, “ING SmallCap Opportunities Portfolio” (the “Portfolio”) through waivers of advisory fees and reimbursements of expenses.

Under Section 2 of the ELA, captioned “Right to Recoupment,” if VIL has waived or reduced any advisory fees relating to the 36 months prior to the date of any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), VIL is entitled to recoup monies from the Portfolio if, among other things, on the Calculation Date the “aggregate Term to Date Fund Operating Expenses” of a class of the Portfolio are less than the class’ “Pro-Rated Expense Cap” (as each such term is defined under the ELA).

Consistent with the terms of the expense limitation recoupment letter previously entered into between the parties, by VIL’s execution of this letter agreement, VIL agrees that, beginning on May 1, 2009, for the Portfolio’s Classes A, I, S and S2 shares (the “ELA Amendment Date”), VIL’s right to recoupment under the ELA with respect to the Portfolio will be modified to reflect increases to the Portfolio’s expense limits implemented on the ELA Amendment Date. The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of the Portfolio are less than the Pro-Rata Expense Cap for that class and VIL elects to recoup waivers and reimbursements paid to the Portfolio during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, VIL waives its right to recoupment for amounts paid that are attributable to the difference between: (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Portfolio prior to the ELA Amendment Date. VVPT acknowledges that any payments recouped by VIL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

November 18, 2014

This letter agreement shall terminate upon termination of the Expense Limitation Agreement. Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of Voya Variable Products Trust.

This letter supersedes the letter dated May 7, 2013.

Please indicate your agreement to this Agreement by executing below in the place indicated.

Voya Investments, LLC

By:	/s/ Todd Modic
Todd Modic
Senior Vice President

Accepted By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Variable Products Trust